Mail Stop 3561

August 5, 2009

Mr. James I. Freeman
Senior Vice President, Chief Financial Officer
Dillard's, Inc.
1600 Cantrel Road
P.O. Box 486
Little Rock, Arkansas 72203

> **Re: Dillard's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **Form 10-Q for the Quarter Ended May 3, 2008**
> **Filed June 10, 2008**
> **Form 10-Q for the Quarter Ended August 2, 2008**
> **Filed September 11, 2008**
> **Form 10-Q for the Quarter Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 001-06140**

Dear Mr. Freeman:

We have reviewed your response to our letter dated April 1, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 15. Exhibits

Exhibits 31(a) and 31(b)

1. We note your response to comment 4 of our comment letter dated April 1, 2009, including Appendix A to your response letter which contains the amended Form 10-K that you propose to file. Please include in your amended Form 10-K the disclosure regarding disclosure controls and procedures and internal control over financial reporting, including management's report on internal control. Refer to

Question 246.13 of Compliance & Disclosure Interpretations to Regulation S-K, available on our website.

Definitive Proxy Statement on Schedule 14A

2. In response to comment 7 of our comment letter dated April 1, 2009, you stated that you would disclose in your 2009 Annual Meeting Proxy Statement the following: "Due to the myriad of different situations which could present themselves to the group of directors, no specific standards to be applied have yet been developed." We note that this statement was not, in fact, included in your 2009 Annual Meeting Proxy Statement. Please confirm that you will include this disclosure in future filings, as appropriate, or explain to us why you do not plan to do so.

3. In response to comment 33 of our comment letter dated January 30, 2009, you stated that you would disclose in your 2009 Annual Meeting Proxy Statement the following: "In order to provide for more stable retirement planning for the officers, because the inherent uncertainties surrounding a change-in-control might lead some officers to retire prematurely or leave the company and as a result of published surveys of like provisions contained in similar plans maintained by other companies, the Company's pension plan was amended in 2007 to provide for a lump sum payment to be paid to participants within 60 days of a change-in-control of the Company." We note that this disclosure was included, with the exception of the following: "…because the inherent uncertainties surrounding a change-in-control might lead some officers to retire prematurely or leave the company and as a result of published surveys of like provisions contained in similar plans maintained by other companies…." Please explain to us why you determined to omit this language from your 2009 Annual Meeting Proxy Statement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director